UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RadioShack Corp.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

750438103

Joseph Mause

Standard General L.P.

767 Fifth Avenue, 12th Floor

New York, NY 10153

Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,130,928
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,130,928
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,130,928
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IA (investment adviser)

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,167,848
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,167,848
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,167,848
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person (See Instructions) PN (partnership)

1	Names of Reporting Persons. Standard General OC Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,786,081
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,786,081
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,786,081
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person (See Instructions) PN (partnership)

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,016,800
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,016,800
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,016,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 2.0%
14	Type of Reporting Person (See Instructions) CO (corporation)

1	Names of Reporting Persons. Standard General Focus Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 160,199
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 160,199
11	Aggregate Amount Beneficially Owned by Each Reporting Person 160,199
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person (See Instructions) PN (partnership)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,130,928
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,130,928
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,130,928
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $1.00 per share (the “Common Stock”) of RadioShack Corp., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is Mail Stop CF3-201, 300 RadioShack Circle, Fort Worth, Texas 76102.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of (i) Standard General L.P., a Delaware limited partnership (“Standard General”); (ii) Standard General Master Fund L.P., a Cayman Islands limited partnership (the “Master Fund”); (iii) Standard General OC Master Fund L.P., a Cayman Islands limited partnership (the “OC Master Fund”); (iv) P Standard General Ltd., a British Virgin Islands business company (“P Standard General”); (v) Standard General Focus Fund L.P., a Delaware limited partnership (the “Standard Focus Fund” and, together with the Master Fund, the OC Master Fund and P Standard General, the “Funds”); and (vi) Soohyung Kim (“Mr. Kim”), a director of the general partner of the general partner of Standard General. The persons and entities referred to in items (i)-(vi) hereof may be collectively referred to herein as the “Reporting Persons.”

Standard General serves as investment manager to each of the Funds and, in such capacity, exercises voting and investment control over securities held for the accounts of the Funds. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c) Each of the Funds is a private investment vehicle. Standard General provides investment management services to the Funds and other private investment vehicles. Mr. Kim serves as a director of the general partner of the general partner of Standard General, and the principal occupation of Mr. Kim is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock of the Issuer reported herein as being beneficially owned by the Reporting Persons were purchased using working capital of the Funds.

Any funds used by the Reporting Persons to purchase securities of the Issuer in furtherance of the agreement described in Item 4 below will also be drawn from working capital of the Funds.

The information set forth in Item 4 below is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

Standard General has been in discussions with the Company regarding a proposal on a business operating plan and certain ways to improve the Company’s liquidity position in advance of the holiday shopping season. Proposals under discussion include Standard General and certain other investors (the “New Investors”) purchasing loans and other commitments under the Company’s asset backed credit facility (the “Credit Facility”) from its existing lenders. Under such a proposed transaction, Standard General and certain other New Investors may propose to subordinate their investment in the Credit Facility to other investors in order to improve the near-term liquidity available to fund the Company’s holiday working capital needs. Pursuant to such a proposal, the investment by the New Investors could be the first step of a broader recapitalization of RadioShack proposed to be completed by early 2015, which may include Standard General and certain other New Investors acquiring preferred equity convertible into common equity, board nomination rights and corresponding changes to the Company’s structure. The New Investors have provided draft financing commitments to the Company to fund such a transaction. Discussions are ongoing among the Company, the New Investors, and the existing lenders under the Credit Facility. No assurances can be given that the proposed transaction will occur, or in the form currently under discussion.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Company at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages and Item 2 above.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the sixty day period prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons hold options to acquire an aggregate of 3,000,000 shares of Common Stock at a price of $1.50 per share, which options expire in January 2016. Standard General has entered into a confidentiality and standstill agreement with the Company. Pursuant to this agreement, Standard General has agreed that until June 12, 2015, neither it nor its affiliates will propose (except in the context of consensual negotiations) any acquisition, restructuring, recapitalization or certain other transactions relating to the Company or its affiliates, or engage in certain other activities relating to an effort to obtain control of or influence over the Company’s management, Board of Directors or policies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	The Joint Filing Agreement, executed by and among the Reporting Persons, dated May 9, 2014, which was filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on such date, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     September 26, 2014

STANDARD GENERAL L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

STANDARD GENERAL OC MASTER FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

STANDARD GENERAL FOCUS FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim, Individually